UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒                              Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐        Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                         to

Commission file number 0-02287

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA  95131

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA  95131

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2005

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN.

Date: June 29, 2006	By	/s/ William Slater
William Slater

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

   Symmetricom Tax Deferred Savings Plan:

               We have audited the accompanying financial statements of Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2005 and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Symmetricom Tax Deferred Savings Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 3, 2005, expressed an unqualified opinion on those statements.

                We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetricom Tax Deferred Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Louie & Wong LLP
LOUIE & WONG LLP

San Francisco, California
May 9, 2006

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005

(WITH COMPARATIVE FINANCIAL INFORMATION AS OF DECEMBER 31, 2004)

	Calendar Year
	2005	2004
ASSETS:
Investments, at fair value	$28,948,227	$29,954,189
Investments, at contract value	8,894,864	8,874,715
Participant loans	419,747	279,987

Total investments	38,262,838	39,108,891

Participant contributions receivable	82,532	279
Employer contributions receivable	217,745	217,972

NET ASSETS AVAILABLE FOR BENEFITS	$38,563,115	$39,327,142

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with this statement.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(WITH COMPARATIVE FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004)

	Calendar Year
	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income -
Net appreciation in fair value of investments	$481,943	$3,814,751
Interest, dividends and other	288,093	293,750

Total investment income	770,036	4,108,501

Contributions -
Participants	2,921,776	2,557,086
Employer	567,443	336,340

Total contributions	3,489,219	2,893,426

Total additions	4,259,255	7,001,927

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	5,006,728	6,598,304
Administrative expenses	16,554	39,211

Total deductions	5,023,282	6,637,515

Net increase (decrease)	(764,027)	364,412

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	39,327,142	38,962,730

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$38,563,115	$39,327,142

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with this statement.

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

Note 1. Description of Plan

                The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

                General — The Plan is a defined contribution plan, covering substantially all eligible employees of Symmetricom, Inc. (the company) who have attained the age of eighteen (18) as defined in the Plan and who are not leased employees. The Plan was established effective April 1, 1989 and was subsequently amended and restated mainly to comply with regulatory changes. The Plan was most recently amended and restated effective December 28, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

                Contributions — Participants may elect to have the company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document, not exceeding the Internal Revenue Code limitations of $14,000 in 2005. Participants, who are at least age 50 or older by the end of the calendar year, may also make additional contributions (“catch-up contributions”) of $4,000 in 2005.

                The company shall make a regular matching contribution of the Plan for each contribution period, as defined, on behalf of each of its participants during the contribution period, who has met the allocation requirements for regular matching contributions. The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, up to a maximum of 3% of the participant’s eligible compensation. The company made a regular matching contribution of $357,197 during the year ended December 31, 2005.

                The company, in its discretion, may elect to make a true-up matching contribution on behalf of its participants during the contribution period in an amount which, when aggregated with the regular matching contribution with respect to the contribution period within the Plan year, will provide the maximum matching contribution. The company made a true-up matching contribution of $49,803 during the year ended December 31, 2005.

                The company may also make an additional matching contribution on behalf of its participants in an amount up to 100% of such participant contributions, up to a maximum of 1% of the participant’s eligible compensation for the applicable six-month period. Such additional matching contribution is determined in the first or second six-consecutive month period of a calendar year, and shall be made as of June 30 and December 31. The company made an additional matching contribution of $160,443 during the year ended December 31, 2005.

                Participant Accounts — Each participant’s account is credited with the participant’s contribution, and allocations of regular and additional matching contributions by the company and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

                Vesting — Participants are immediately vested in their elective deferral and rollover, plus actual earnings thereon. Participants are likewise 100% vested in the company’s regular and true-up matching contributions, plus actual earnings thereon, allocated to the participant’s account prior to January 1, 2001 and between January 1, 2002 and June 30, 2003.  A participant’s vested interest in his or her additional matching contribution shall be at all times 100%.

                A participant’s vested interest in the regular and true-up matching contributions allocated to his or her account during the 2001 plan year and on and after July 1, 2003 shall be determined in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	100%

                For the above purpose, a “vesting service” shall be computed to the nearest 1/12th of a year treating each calendar month or portion of a calendar month in which a participant is credited continuous service as 1/12th year of vesting service.

                Participant Loans — The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the Plan Administrator. A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period.   The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within ten year-period. The loans are secured by the balance in the participants account and bear interest at rates that range from 5% and 10.5%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest repayments are paid ratably through semi-monthly payroll deductions.

                Payment of Benefits — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount. If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent. If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon a reasonably practicable as stated in the Plan.

                The withdrawals and benefits paid to participants were $5,006,728 during the year ended December 31, 2005.

                Rollover Contributions — Participants may rollover part or all of an eligible rollover distribution participants’ received from a prior employer’s qualified plan.

                Forfeited Accounts — Forfeited nonvested accounts will be used to reduce employer contributions and Plan expenses. The total forfeited nonvested accounts used to reduce employer contributions and administrative expenses were $52,176 during the year ended December 31, 2005.

                Administrative Expenses — The Company substantially pays administrative expenses, which include legal, accounting and data processing fees.

Note 2. Summary of Significant Accounting Policies

                Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

                Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for its benefit-responsive investment contract which is valued at contract value.  See Note 4. Quoted market prices are used to value investments. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                Payment of Benefits — Benefits are recorded when paid.

Note 3. Investments

                The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 (with comparative information as of December 31, 2004).

	December 31,
	2005	2004
Guaranteed Income Fund	$8,894,864	$8,874,715
Large Cap Value/AJO Fund	4,106,855	4,655,328
Fdlty Adv Equity Growth	4,077,276	4,168,027
Dryden S&P 500 Index Fund	3,571,169	3,216,715
SSGA Pass Interm Bnd Ind	1,912,029	2,243,091
Janus Worldwide Account	1,694,294	1,880,625
Symmetricom, Inc. Common Stock	4,642,055	5,870,937
Other funds individually less than 5% of net assets	9,364,296	8,199,453
Total investments	$38,262,838	$39,108,891

                Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds. The investment funds are held and managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodians).  The company has no authority on how each fund is managed or invested.

                The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in fair value by $481,943 during the year ended December 31, 2005 as follows:

Pooled separate accounts	$1,117,999
Common stock	(636,056)
$481,943

Note 4. Investment Contract

                The Plan entered into a benefit-responsive investment contract with the Prudential Retirement Insurance and Annuity Company, the Plan’s trustee (custodian). The Plan trustee (custodian) maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at the contract value, which approximates fair value, as reported to the Plan by the Plan trustee (custodian). The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at its fair market value.

                There were no reserves against the contract value for the credit risk of the contract issuer or otherwise. The average yield or crediting interest rates were approximately 3.05% to 3.15 % during the year ended December 31, 2005. The crediting interest was based on a formula agreed upon with the issuer by considering projected investment earnings, current interest environment and profit-risk component for the six-month period, among others. Such interest rates are reviewed every six months for resetting.

Note 5. Related Party Transactions

                Plan assets include certain investments being managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodians). As the trustee (custodians), Prudential performs administrative functions such as handling contributions and benefit payments. Accordingly, such transactions are considered related party transactions. In addition, company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.

                As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the company. The aggregate number of shares and fair value of investment in company common stock was 548,058 shares and $4,642,055, respectively, as of December 31, 2005.

 Note 6. Plan Termination

                Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Note 7. Income Tax Status

                The Plan obtained its latest determination letter dated September 26, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Note 8. Risk and Uncertainties

                The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

Employer Identification Number: 95-1906306

Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Cost	Current Value
	Prudential Retirement Insurance and Annuity Company:
*	Guaranteed Income Fund	Annuity contract	N/A	$8,894,864
*	Large Cap Value/AJO Fund	Pooled separate account	N/A	4,106,855
*	Fdlty Adv Equity Growth	Pooled separate account	N/A	4,077,276
*	Dryden S&P 500 Index Fund	Pooled separate account	N/A	3,571,169
*	SSGA Pass Interm Bnd Ind	Pooled separate account	N/A	1,912,029
*	Janus Worldwide Account	Pooled separate account	N/A	1,694,294
*	Retirement Goal 2020 Fund	Pooled separate account	N/A	1,490,913
*	Fidelity Adv Value Strat	Pooled separate account	N/A	1,393,523
*	Wells Fargo Adv Sm Cap Z	Pooled separate account	N/A	1,149,320
*	Turner Mid-Cap Growth Fund	Pooled separate account	N/A	1,125,252
*	Mid Cap Value/Well Mgmt	Pooled separate account	N/A	1,119,103
*	Retirement Goal 2030 Fund	Pooled separate account	N/A	873,384
*	Janus Account	Pooled separate account	N/A	385,563
*	Retirement Goal 2010 Fund	Pooled separate account	N/A	368,279
*	Retirement Goal 2040 Fund	Pooled separate account	N/A	313,769
*	AM Century Intl Growth	Pooled separate account	N/A	279,493
*	Templeton Foreign Account	Pooled separate account	N/A	208,682
*	AIM Small Co Groth Fund	Pooled separate account	N/A	188,773
*	Retirement Goal Income Fd	Pooled separate account	N/A	48,495
*	Prudential Retirement Brokerage Services	Symmetricom, Inc. Common Stock	N/A	4,642,055
	Participant loans	5.00% to 10.50% interest rates	N/A	419,747
	Total investments			$38,262,838

* Investment managed by party-in-interest to the Plan.

The accompanying independent auditors’ report and notes to financial statements should be read in conjunction with this schedule.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm